UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

NORTEL NETWORKS CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

CANADA (State of Incorporation or Organization) Not applicable	Not Yet Assigned (I.R.S. Employer Identification Number)

8200 Dixie Road, Suite 100 Brampton, Ontario, Canada L6T 5P6 (905) 863-0000 (Address of Principal Executive Offices)	Not Applicable (Zip Code)

If this Form relates to the registration of a class of debt securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐	If this Form relates to the registration of a class of debt securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

Common Shares, no par value	New York Stock Exchange, Inc.
Rights to Purchase Common Shares	New York Stock Exchange, Inc.

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant’s Securities to be Registered

Background

     Effective May 1, 2000, the corporation previously known as Nortel Networks Corporation, a Canadian corporation (“Old Nortel”), participated in a plan of arrangement under Canadian law through which the outstanding common shares of Old Nortel were exchanged for common shares of a newly formed Canadian corporation (the “Corporation”), which has assumed the name “Nortel Networks Corporation,” and is the successor to Old Nortel for various purposes under the Securities Exchange Act of 1934. For further information regarding the restructuring, see the Corporation’s Current Report on Form 8-K filed May 1, 2000.

     Also effective May 1, 2000, the Corporation implemented a Shareholder Rights Plan, pursuant to a Shareholder Rights Plan Agreement (the “Original Agreement”) dated as of March 13, 2000 between the Corporation and Montreal Trust Company of Canada, as Rights Agent.

     Effective April 24, 2003, the Corporation implemented an amended and restated rights plan (the “Rights Plan”), pursuant to an amended and restated shareholder rights plan agreement dated as of February 14, 2003 with Computershare Trust Company of Canada, as Rights Agent. Pursuant to an Assignment of Agencies Agreement dated January 15, 2001, the rights and obligations of Montreal Trust Company of Canada under the Original Agreement were assigned to Computershare Trust Company of Canada.

     This Amendment to the Registration Statement on Form 8-A/A amends and restates the Registration Statement on Form 8-A filed on April 28, 2000 and the Registration Statement on Form 8-A/A filed on May 1, 2000.

Description of Common Shares

     The authorized capital of the Corporation consists of an unlimited number of common shares without nominal or par value (the “Common Shares”) and an unlimited number of Class A Preferred Shares and Class B Preferred Shares, without nominal or par value, issuable in series (collectively, the “Preferred Shares”). There is no series of Preferred Shares outstanding at the date hereof.

     Common Shares

     Holders of Common Shares are entitled to one vote per share at all meetings of shareholders, except meetings at which only holders of other classes or series of shares of the Corporation are entitled to vote. Under the Corporation’s Restated Articles of Incorporation, each director of the Corporation must be elected by a resolution passed by not less than two-thirds of the number of votes attaching to the shares represented in person or by valid proxy at the meeting of shareholders at which the resolution is voted upon and carrying the right to vote on the resolution, as determined and certified by the scrutineers for that meeting or signed by all the shareholders entitled to vote on that resolution. These requirements contrast with the usual method of electing directors of a corporation organized under the Canada Business Corporations Act (the “CBCA”): that is, by an “ordinary resolution” passed by a majority of the votes cast by the shareholders who voted in person or by valid proxy in respect of that resolution.

     Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, holders of Common Shares have the right to receive any dividends declared and payable by the Corporation on Common Shares and the right to receive the remaining assets of the Corporation upon liquidation, dissolution or winding-up, if any, after payment of all debts and liabilities. Holders of Common Shares have no pre-emptive, redemption or conversion rights. All outstanding Common Shares of the Corporation will be fully paid and non-assessable.

     Preferred Shares

     The Board of Directors of the Corporation (the “Board”) is authorized from time to time to issue Class A Preferred Shares and Class B Preferred Shares in one or more series and determine, for any such series, by resolution before such issue, its designation, number of shares and respective rights, privileges, restrictions and conditions. The holders of Class A Preferred Shares are entitled to preference with respect to the payment of dividends and with respect to the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation over the holders of Class B Preferred Shares, and both classes of Preferred Shares are entitled to preference in such respects over the holders of Common Shares of the Corporation. Preferred Shares of each series of a class rank on a parity with Preferred Shares of each other series of the same class in such respects.

     The holders of Preferred Shares do not have the right to receive notice of, attend or vote at any meeting of shareholders of the Corporation except to the extent otherwise determined by the Board and set forth in the articles of amendment designating any series of Preferred Shares or when holders of Preferred Shares are entitled to vote as a class or as a series as provided in the CBCA and any statute that may be substituted therefor, as amended from time to time or as otherwise provided by law. Holders of Preferred Shares have no pre-emptive rights.

     The provisions attaching to a class of the Preferred Shares may be repealed, altered, modified or amended with such approvals as may then be required by the CBCA, currently including, where such shares are outstanding, at least two-thirds of the votes cast in respect thereof at a meeting or adjourned meeting of the holders of such class duly called for the purpose and at which a quorum is present.

     Investment Canada Act

     The Investment Canada Act (the “Act”), provides, inter alia, that an acquisition of more than 50 percent of the voting shares of a corporation incorporated in Canada carrying on a Canadian business by a non-Canadian as defined by the Act (which includes an individual, a government or an agency thereof, or a corporation, partnership, trust or joint venture, which is not Canadian or Canadian-controlled) is deemed to be an acquisition of control and, if the value of the Canadian business exceeds certain stipulated thresholds, is subject to Canadian Government administrative review and possible prohibition if the Canadian Minister of Industry is not satisfied that the acquisition is of “net benefit” to Canada. The Act further provides that the acquisition of less than a majority but one-third or more of the voting shares of a corporation incorporated in Canada carrying on a Canadian business is presumed to be an acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquirer through the ownership of voting shares.

     Canadian Tax Matters

     The following is a general summary of certain Canadian income tax consequences generally applicable to holders of shares of the Corporation who, for purposes of the Income Tax Act (Canada) (the “Tax Act”), at all relevant times deal at arm’s length with the Corporation, are not resident or deemed resident in Canada, hold their shares for their own account as capital property, do not use or hold and are not deemed to use or hold their shares in or in the course of carrying on business in Canada, are not subject to special “mark-to-market” rules relating to securities held by certain “financial institutions” as defined for the purposes of those rules, and whose shares are not designated insurance property as defined in the Tax Act and are not effectively connected with an insurance business carried on in Canada. The summary is based on the current provisions of the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act and those regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this document and the Corporation’s understanding of the current administrative practices of the Canada Customs and Revenue Agency (formerly Revenue Canada). The summary does not take into account Canadian provincial income tax laws or the income tax laws of any country other than Canada, or take into account or anticipate any other changes in law or practice.

     This summary is of a general nature only, is not intended nor should it be construed to be legal or tax advice to any particular holder of shares of the Corporation and in particular does not take into account or anticipate the specific circumstances of any particular holder or address tax considerations peculiar to any holder subject to special provisions of the Tax Act. Accordingly, prospective holders of shares of the Corporation should consult their own tax advisors with respect to their particular circumstances.

     Dividends paid or credited (or deemed to have been paid or credited) on shares to a non-resident of Canada are generally subject to Canadian withholding tax. Under the Tax Act, the rate of withholding tax is 25% of the gross amount of such dividends, which rate is subject to reduction under the provisions of any applicable tax treaty. Under the terms of the Canada-United States Income Tax Convention, 1980 (the “Convention”), the rate of non-resident withholding tax is generally reduced to 15% in the case of dividends paid or credited (or deemed to have been paid or credited) to a resident of the United States, within the meaning of the Convention, who is the beneficial owner of such dividends, but in some cases contemplated by the Convention may be further reduced or eliminated.

     Gains realized on the disposition of shares by a non-resident of Canada will not generally be subject to tax under the Tax Act unless such shares are or are deemed to be taxable Canadian property within the meaning of the Tax Act and the non-resident is not entitled to relief under a tax treaty between Canada and the non-resident’s country of residence. Shares which are listed on a prescribed stock exchange, which includes the New York Stock Exchange and The Toronto Stock Exchange, will generally not be taxable Canadian property of the holder unless, at any time during the five year period ending at the time of a disposition, the holder, persons with whom the holder did not deal at arm’s length or the holder and persons with whom the holder did not deal at arm’s length owned or had an interest in or option to acquire 25% or more of the issued shares of any class or series of shares of the Corporation.

Certain United States Federal Income Tax Considerations

     The following summary describes the principal U.S. federal income tax consequences of the ownership and disposition of shares of the Corporation by a holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net basis in respect of the shares (a “U.S. Holder”). This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the shares. In particular, this summary deals only with beneficial owners who will hold the shares as capital assets and does not address the tax treatment of a beneficial owner that owns 10% or more of the voting stock of the Corporation or that may be subject to special tax rules, such as banks, dealers in securities or currencies, traders in securities electing to mark to market, tax-exempt entities, insurance companies, persons that will hold the shares as a position in a “straddle” or a “conversion transaction” and persons that have a “functional currency” other than the U.S. dollar. This summary is based upon tax laws and practice of the United States as in effect on the date hereof, which are subject to change. Prospective investors should consult their own tax advisors as to the U.S. tax consequences of the purchase, beneficial ownership and disposition of the shares, including, in particular, the effect of any foreign, state or local tax laws.

     The gross amount of any cash dividends paid to a U.S. Holder by the Corporation with respect to the shares, including the amount of any Canadian taxes withheld therefrom, will be taxable as ordinary income to the U.S. Holder for U.S. federal income tax purposes to the extent paid out of the Corporation’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions by the Corporation in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a return of capital to the extent of the eligible U.S. Holder’s basis in the shares and thereafter as capital gain. Dividends paid by the Corporation will not be eligible for the dividends-received deduction allowed to U.S. corporations. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any dividends received in Canadian dollars which are not converted into U.S. dollars on the date the Canadian dollars are actually or constructively received by the U.S. Holders. Canadian withholding tax at the legally applicable rate will be treated as foreign income tax which U.S. Holders may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, credit against their U.S. federal income tax liability. For U.S. foreign tax credit limitation purposes, dividends on the shares will be income from sources outside of the United States, and generally will constitute “passive income” or, in the case of certain U.S. Holders, “financial services income.” Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. Holder’s expected economic profit, after non-U.S. taxes, is insubstantial. U.S. Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

     Gain or loss realized by a U.S. Holder on the sale or other disposition of the shares will be subject to U.S. federal income taxation in an amount equal to the difference between such U.S. Holder’s tax basis in the shares and the amount realized on the disposition. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the shares were held for more than one year, and any gain recognized generally will be income from sources within the United States for foreign tax credit limitation purposes.

     Information reporting and backup withholding may apply to payments of dividends on or proceeds from the sale or other disposition of the Corporation’s shares with respect to certain U.S. Holders. Such U.S. Holders generally will be subject to backup withholding at a rate of 27% unless the U.S. Holder is a corporation or other exempt recipient or provides certain certification, including a correct taxpayer identification number. Any withheld amount will generally be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service.

Description of Rights

     The following is a summary of the principal terms of the Rights Plan and is qualified in its entirety by reference to the text of the Rights Plan, which is attached as Exhibit 3 hereto.

     Issuance of Rights

     One right (a “Right”) has been issued by the Corporation in respect of each Common Share issued to date, and one Right will be issued in respect of each Common Share issued before the earlier of the Separation Time and the Expiration Time (each as defined below). Each Right permits the registered holder thereof to purchase from the Corporation one Common Share at an exercise price equal to three times the market price of a Common Share determined as at the Separation Time, subject to adjustment and certain anti-dilution provisions (the “Exercise Price”). If a Flip-in Event occurs (as described below), each Right will be adjusted and entitle the registered holder to receive, upon payment of the Exercise Price, Common Shares having an aggregate market price equal to twice the Exercise Price.

     Trading of Rights

     Until the Separation Time, the Rights are evidenced by the certificates representing the Common Shares and are transferable only together with the associated Common Shares. From and after the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”), together with a disclosure statement prepared by the Corporation describing the Rights, will be mailed to holders of record of the Common Shares (other than an Acquiring Person, as defined below) as of the Separation Time. The Rights will be transferable separately from the Common Shares after the Separation Time.

     Separation Time

     The “Separation Time” is the close of business on the eighth trading day after the earlier of (i) the “Stock Acquisition Date,” which is the first date of public announcement of facts indicating that a person has become an Acquiring Person; and (ii) the date of the commencement of, or first public announcement of disclosure of the intent of any person (other than the Corporation or any corporation controlled by the Corporation) to commence, a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, as each such term is defined below). In either case, the Separation Time can be such later date as may from time to time be determined by the Board. A “Take-over Bid” is an offer to acquire Common Shares or securities convertible into Common Shares, where the shares subject to the offer, together with the securities “Beneficially Owned” (as defined below) by the person (the “Offeror”) making the Take-over Bid constitute 20% or more of the then outstanding Common Shares.

     Acquiring Person

     In general, an “Acquiring Person” is a person who is the “Beneficial Owner” of 20% or more of the outstanding Common Shares and any other securities in the share capital of the Corporation entitled to vote generally on the election of directors (“Voting Shares”). Excluded from the definition of “Acquiring Person” are the Corporation and any corporation controlled by the Corporation, and any person who becomes the “Beneficial Owner” of 20% or more of the outstanding Voting Shares as a result of one or more, or any combination of, a “Voting Share Reduction”, a “Permitted Bid Acquisition”, an “Exempt Acquisition” and a “Pro Rata Acquisition”. In general:

(a)	a “Voting Share Reduction” means an acquisition, redemption or cancellation by the Corporation or a corporation controlled by the Corporation of Voting Shares;

(b)	a “Permitted Bid Acquisition” means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(c)	an “Exempt Acquisition” means a share acquisition in respect of which the Board has waived the application of the Rights Plan; and

(d)	a “Pro Rata Acquisition” means an acquisition of Voting Shares pursuant to a dividend reinvestment plan, share purchase plan, stock dividend, stock split or other similar event. It also means the acquisition or exercise of share purchase rights distributed pursuant to a rights offering or a public or private distribution of Voting Shares by the Corporation, but only if the acquisition allows the acquirer to maintain its percentage holding of Voting Shares.

     Beneficial Ownership

     In general, a person is deemed for the purposes of the Rights Plan to “Beneficially Own” Voting Shares actually held by it and, in certain circumstances, Voting Shares held by others. Included as Voting Shares Beneficially Owned by a person are holdings by that person’s affiliates (generally, a person that controls, is controlled by, or is under common control with a body corporate) and Associates (generally, spouses, people in conjugal relationships, children and other relatives that share the same residence). Also included are securities which the person or any of the person’s Affiliates or Associates has the right to acquire within 60 days (other than pursuant to customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities, and other than pledges of securities in the ordinary course of business).

     A person is also deemed to Beneficially Own any securities that are Beneficially Owned (as described above) by any other person with which the Person is acting jointly or in concert. A person is acting jointly or in concert with every person who is party to a formal or informal agreement, commitment or understanding with the first person to acquire or offer to acquire Voting Shares or securities convertible into Voting Shares.

     The definition of “Beneficial Ownership” contains several exclusions whereby a person is not considered to “Beneficially Own” a security in certain circumstances. For example, there are exemptions from the deemed “Beneficial Ownership” provisions for institutional shareholders in certain circumstances. These exemptions (together, the “Institutional Investor Exemption”) apply to (i) a fund manager (“Fund Manager”) which holds the relevant securities in the ordinary course of its investment fund management business in the performance of its duties for the account of any other Person (a “Client”) including non-discretionary accounts held on behalf of a Client by a registered securities broker, dealer or broker-dealer; (ii) a licensed trust corporation (“Trust Company”) acting as trustee or administrator or in similar capacity in relation to the estates of deceased or incompetent persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and which holds the relevant securities in the ordinary course of its duties for such accounts; (iii) the administrator or the trustee (a “Plan Administrator”) of one or more pension funds or plans (a “Plan”) registered under Canadian or United States law; (iv) a Plan; or (v) an agency (the “Crown Agent”) established by statute for purposes that include the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies. The foregoing exemptions only apply so long as the Fund Manager, Trust Company, Plan Administrator, Plan or Crown Agent is not then making or has not then announced a current intention to make a Take-over Bid other than pursuant to a distribution by the Corporation or by means of a Permitted Bid or a Competing Bid or through certain ordinary market transactions.

     If a person can no longer rely on the Institutional Investor Exemption solely because that person makes or announces a current intention to make a Take-over Bid, that person will be considered to be an Acquiring Person 10 days after the first public announcement of the making of the Take-over Bid or the intention to make a Take-over Bid unless it has reduced its Beneficial Ownership of Voting Shares.

     Furthermore, a person will not be deemed to “Beneficially Own” a security because (i) the person is a Client of the same Fund Manager, an Estate Account or an Other Account of the same Trust Company, or Plan with the same Plan Administrator as another person or Plan on whose account the Fund Manager, Trust Company or Plan Administrator, as the case may be, holds such securities; or (ii) the person is a Client of a Fund Manager, Estate Account, Other Account or Plan, and the security is owned by the Fund Manager, Trust Company or Plan Administrator, as the case may be.

     A person will not be deemed to Beneficially Own any security because such security has been agreed to be deposited pursuant to a “Lock-up Agreement” (as set out below) until the earlier of the deposited security being taken up or paid for. In order to qualify as a Lock-up Agreement, the terms of the agreement must be publicly disclosed and the Lock-up Agreement must meet certain other requirements. The Lock-up Agreement must:

(a)	permit the person (the “Locked-up Person”) who has agreed to deposit its Voting Shares to the bid contemplated by the Lock-up Agreement (the “Lock-up Bid”) to withdraw its Voting Shares from the Lock-up Agreement and the Lock-up Bid in order to deposit them to another Take-over Bid or to support another transaction (prior to the Voting Shares being taken up and paid for under the Lock-up Bid):

(i)	at a price per Voting Share that exceeds the price per Voting Share offered under the Lock-up Bid; or

(ii)	for a number of Voting Shares that exceeds, by as much as or more than a number specified in the Lock-up Agreement, the number of Voting Shares offered to be purchased under the Lock-up Bid at a price per Voting Share that is not less than the price under the Lock-up Bid, provided that the amount specified in the agreement is not more than 7 percent of the number of shares to be purchased under the Lock-up Bid; or

(iii)	at such price that exceeds, by as much as or more than an amount (the “Specified Amount”) specified in the Lock-up Agreement, the price for each Voting Share offered in the Lock-up Bid, provided that the Specified Amount is not greater than 7% of the price offered in the Lock-up Bid;

the Lock-Up Agreement may contain a right of first refusal or require a period of delay to give the person who made the Lock-up Bid an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a Locked-up Person’s right to withdraw Voting Shares from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares during the period of the other Take-over Bid or transaction; and

(b)	not provide for “break-up” fees, “topping” fees, penalties, expenses or other amounts payable by the Locked-up Person that exceed in aggregate the greater of:

(i)	2 1/2% of the price or value of the aggregate consideration payable under the Lock-up Bid to a Locked-up Person; and

(ii)	50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-over Bid or transaction exceeds the price or value of the consideration that the Locked-up Person would have received under the Lock-up Bid.

     Flip-in Event

     A “Flip-in Event” occurs when any person becomes an Acquiring Person. If, prior to the Expiration Time, a Flip-in Event which has not been waived by the Board occurs (see “Redemption, Waiver and Termination” below), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person or any Affiliate or Associate of an Acquiring Person or any other person acting jointly or in concert with an Acquiring Person or such Affiliate or Associate or a transferee of any such person, which Rights will become null and void) shall constitute the right to purchase from the Corporation that number of Common Shares having an aggregate market price on the date of the Flip-in Event equal to twice the Exercise Price, for the Exercise Price. For example, if the market price at the Separation Time (and at the time of the Flip-in Event) is $10.00, the holder of each Right would be entitled upon the occurrence of a Flip-in Event to purchase 6 Common Shares for a total price of $30.00, or $5.00 per share (a discount of 50% from the market price).

     Permitted Bid and Competing Permitted Bid

     A “Permitted Bid” is a Take-over Bid made by way of a take-over bid circular and which complies with the following additional provisions:

(a)	the Take-over Bid is made to all registered holders of Voting Shares;

(b)	Voting Shares may be deposited under the bid at any time between the date of the bid and the date Voting Shares are first taken up and paid for, and any Voting Shares deposited under the bid may be withdrawn until taken up and paid for; and

(c)	the Take-over Bid must be open for at least 60 days and more than 50% of the outstanding Voting Shares held by “Independent Shareholders” (described below) must be deposited under the bid and not withdrawn before any shares may be taken up and paid for and, if more than 50% of the Voting Shares are so deposited and not withdrawn, an announcement of such fact must be made and the bid must remain open for a further 10 business day period.

     An “Independent Shareholder” is generally any holder of Common Shares other than an Acquiring Person, certain related parties and employee benefit and similar plans of the Company, unless the beneficiaries of the plan direct the manner in which the shares are to be voted or direct whether the shares are to be tendered to a Take-over Bid.

     A “Competing Permitted Bid” is a Take-over Bid that is made after a Permitted Bid has been made but prior to its expiry, satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 60 days so long as it is open until the later of 35 days (or such longer minimum period of days that a Take-over Bid must remain open for acceptance under the Securities Act (Ontario)) after the date of the Competing Permitted Bid and the 60th day after the earliest date on which any other Permitted Bid or Competing Permitted Bid then in existence was made.

     Redemption, Transfer and Termination

(a)	Redemption of Rights. The Board, acting in good faith, may, with prior shareholder approval, at any time prior to a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of Cdn. $0.0001 per Right, appropriately adjusted for anti-dilution (the “Redemption Price”).

(b)	Waiver of Inadvertent Acquisition. The Board acting in good faith shall waive the application of the Rights Plan in respect of the occurrence of any Flip-In Event if (i) the Board has determined, following the Stock Acquisition Date and prior to the Separation Time, that a person became an Acquiring Person under the Rights Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person, within 10 days after the determination by the Board or such later date as the Board may determine, has reduced its Beneficial Ownership of Voting Shares such that the person is no longer an Acquiring Person. If the person remains an Acquiring Person at the close of business on the 10th day following the Board’s determination (or the later date selected by the Board), a further Stock Acquisition Date shall be deemed to have occurred on that date.

(c)	Permitted Bid and Certain Other Acquisitions. In the event that a person acquires Voting Shares pursuant to a Permitted Bid, Competing Permitted Bid or an Exempt Acquisition referred to in (d) below, the Board shall be deemed to have elected to redeem the Rights at the Redemption Price.

(d)	Discretionary Waiver with Mandatory Waiver of Concurrent Bids. The Board, acting in good faith, may, prior to the occurrence of the relevant Flip-in Event, waive the application of the Rights Plan to a Flip-in Event that may occur by reason of a Take-over Bid made by means of a take-over bid circular to all registered holders of Voting Shares. However, if the Board waives the application of the Rights Plan for such a Bid, the Board shall be deemed to have waived the application of the Rights Plan in respect of any other

Flip-in Event occurring by reason of such a Take-over Bid made by means of a take-over bid circular to all registered holders of Voting Shares prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

(e)	Waiver With Shareholder Approval. The Board, acting in good faith, may, with prior shareholder approval, waive the application of the Rights Plan to a Flip-in Event that may occur by reason of an acquisition of Voting Shares other than pursuant to a Take-Over Bid made by means of a take-over bid circular to all registered holders of Voting Shares. If the Board proposes such a waiver, it shall extend the Separation Time to a date subsequent to and not more than 10 business days following the meeting of shareholders held to approve such waiver.

(f)	Redemption of Rights on Withdrawal or Termination of Bid. Where a Take-over Bid that is not a Permitted Bid or Competing Permitted Bid is withdrawn or otherwise terminated after the Separation Time and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding Rights at the Redemption Price and reissue Rights to holders of record of Voting Shares immediately following such redemption. Upon the Rights being so redeemed and reissued, all the provisions of the Rights Plan shall continue to apply as if the Separation Time had not occurred and Rights Certificates had not been mailed, and the Separation Time shall be deemed not to have occurred.

     If the Board is deemed to have elected or elects to redeem the Rights as described in paragraph (a) or (c) above, the ability to exercise the Rights will terminate and the only right thereafter of the holders of Rights is to receive the Redemption Price. Within 10 days of any such election or deemed election to redeem the Rights, the Corporation will notify the holders of the Common Shares or, after the Separation Time, the holders of the Rights.

     Anti-Dilution Adjustments

     The Exercise Price of a Right, the number and kind of securities subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events (subject to the terms of the Rights Plan), including:

(a)	if there is a stock dividend (other than pursuant to any dividend reinvestment plan) on the Common Shares, or a subdivision or consolidation of the Common Shares, or an issuance of Voting Shares in respect of, in lieu of or in exchange for Common Shares; or

(b)	if the Corporation fixes a record date for the distribution to all holders of the Common Shares of certain rights or warrants to acquire Common Shares, or for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than regular periodic cash dividends or stock dividends payable in Common Shares) or other securities.

     Supplements and Amendments

     The following changes to the Rights Plan may be made subject to subsequent ratification by the holders of the Common Shares (by a resolution passed by a majority of votes cast in respect of the resolution by Independent Shareholders) or, after the Separation Time, the holders of the Rights (by a resolution passed by a majority of votes cast in respect of the resolution by holders of Rights that have not become void as described under “Flip-in Event” above):

(a)	changes that the Board, acting in good faith, determines are necessary to maintain the validity of the Rights Plan and the Rights as a result of any change in any applicable legislation, regulation or rules; and

(b)	changes to the Rights Plan in order to cure any clerical or typographical error.

     Subject to the above exceptions, any amendment, variation or deletion of or from the Rights Plan and the Rights made after the shareholders meeting held on April 24, 2003 will be subject to the prior approval of the holders of Common Shares (by a resolution passed by a majority of votes cast in respect of the resolution by Independent Shareholders), or, after the Separation Time, the holders of the Rights (by a resolution passed by a majority of votes cast in respect of the resolution by holders of Rights that have not become void as described under “Flip-in Event” above).

     Expiration

     The Rights Plan will remain in force until the “Expiration Time”, being the earlier of the Termination Time (the time at which the right to exercise Rights shall terminate pursuant to the Rights Plan) and the date of the annual meeting of shareholders of the Corporation to be held in 2006. If the Rights Plan is reconfirmed at the 2006 annual meeting, the Rights Plan would expire at the earlier of the Termination Time and the date of the 2009 annual meeting of shareholders of the Corporation.

Item 2. Exhibits

1.	Restated Certificate and Articles of Incorporation of Nortel Networks Corporation (filed as Exhibit 3 to Nortel Networks Corporation’s Current Report on Form 8-K dated October 18, 2000).

2.	By-Law No. 1 of Nortel Networks Corporation (filed as Exhibit 3.2 to Nortel Networks Corporation’s Annual Report on Form 10-K for the year ended December 31, 2000).

3.	Amended and Restated Shareholder Rights Plan Agreement, dated as of February 14, 2003, between the Corporation and Computershare Trust Company of Canada, which includes the Form of Rights Certificate as Exhibit A thereto.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 25, 2003	NORTEL NETWORKS CORPORATION

	By:	/s/ Nicholas J. DeRoma

Name: Nicholas J. DeRoma Title: Chief Legal Officer

	By:	/s/ Blair F. Morrison

Name: Blair F. Morrison Title: Assistant Secretary